September 11, 2014

SUBMITTED VIA EDGAR

Kristina Aberg

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C.  20549-1090

Re:                              Ashford Inc.

Amendment No. 4 to Registration Statement on Form 10-12(b)

Filed August 15, 2014

File No. 001-36400

Dear Ms. Aberg:

Ashford Inc. has received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 8, 2014 with respect to its Registration Statement on Form 10-12(b) (001-36400) that was filed on August 15, 2014.  On behalf of Ashford Inc., we respectfully submit the responses below to your comment letter.  To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our responses.

Information Statement Summary

Results of Operations, page 93

1.                                      We note your response to comment 1 of our letter dated July 22, 2014, which indicates that Ashford Investment Management, LLC (“AIM”) has not yet commenced operations and is not intended to do so prior to the completion of the spin-off. We also note from your Investor & Analyst Day presentation held in May 2014 that a team was developed at AIM which includes Monty Bennett, CIO, and Rob Hays, President and Chief Strategy Officer, along with a full-time portfolio manager, a full-time director of operations, a full-time head of investor relations and business development and five analysts, and that $20 million was authorized in 2011 to internally incubate the AIM strategy. Please expand your disclosure to discuss when the team was assembled and the activities that have been performed by the team during the years presented. Discuss and quantify the impact of the organizational activities of this platform on your historical expenses and address your expectations for the future.

The “Our Business Private Investment Fund Platform Strategy” section has been revised to include additional disclosure about the historical operations of this platform, including the fact that neither Ashford Trust nor any affiliate, including Ashford Inc. and AIM,

Ms. Aberg

September 11, 2014

currently has any assets under management other than those held by the wholly-owned investment subsidiary of Ashford Trust.  Additionally, the MD&A disclosure has been expanded to more specifically identify expenses related to the historical process of overseeing the investments of the securities investment subsidiary of Ashford Trust as well as the organizational activities for AIM and AIM GP.

We note that in our prior response, the statement that AIM has not commenced operations simply referred to the fact that AIM was recently formed and has not, and will not, advise clients with respect to investments prior to becoming registered under the Investment Adviser Act of 1940.

* * *

Ashford Inc. has authorized the undersigned to acknowledge, on behalf of the Company, that, in connection with this response:

•                  Ashford Inc. is responsible for the adequacy and accuracy of the disclosure in its registration statement on Form 10 (001-36400);

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s registration statement on Form 10 (001-36400); and

•                  Ashford Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully submit the foregoing for your consideration in response to your comment letter dated September 8, 2014.  If you have any further questions concerning this filing, please contact me at (214) 659-4461.

Sincerely,

/s/ Muriel C. McFarling
Muriel C. McFarling

cc:                                David A. Brooks
Deric S. Eubanks
Mark Nunneley